EXHIBIT 21.1
SUBSIDIARIES OF INPUT/OUTPUT, INC.

Subsidiary	Jurisdiction
Concept Systems Holdings Limited	Scotland
Concept Systems Limited	Scotland
Global Charter S.A.	Argentina
GMG/AXIS, Inc.	Delaware
GX Technology Canada, Ltd.	Canada
GX Technology Corporation	Texas
GX Technology de Venezuela C.A.	Venezuela
GX Technology EAME. Limited.	UK
GX Technology Trinidad, Ltd.	West Indies
HGS (India) Ltd.	India
I/O Cayman Islands, Ltd.	Cayman Islands
I/O Exploration Products (U.K.), Inc.	Delaware
I/O Exploration Products (U.S.A.), Inc.	Delaware
I/O Luxembourg S.a.r.l.	Luxembourg
I/O Marine Systems Limited	UK
I/O Marine Systems, Inc.	Louisiana
I/O Nevada, LLC	Delaware
I/O of Austin, Inc.	Delaware
I/O Sensors, Inc.	Delaware
I/O Services CIS, LLC	Russia
I/O Texas, LP	Delaware
I/O U.K. Holdings Limited	Scotland
I/O U.K., LTD.	UK
“Inco” Industrial Components ‘s-Gravenhage B.V.	Netherlands
Input/Output Canada, Ltd.	Canada
IPOP Management, Inc.	Delaware
Sensor Nederland B.V.	Netherlands